Eaton Vance Management

One Post Office Square

Boston, MA 02109

(617) 482-8260

www.eatonvance.com

October 22, 2025

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Re:	Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17-g l (g)(1)(B)(i)(ii),(iii), (iv) and (v) under the Investment Company Act of 1940 is:

(i)	A copy of the fidelity bond;

(ii)	a certified copy of the resolutions of majority of the Trustees who are not interested persons of the Trust’s listed on Schedule A approving the bond;

(iii)	a statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from September 1, 2025 to September 1, 2026;
(iv)	a statement as to the period for which premiums have been paid; and

(v)	a copy of the agreement between the investment company and each of the named insureds entered into pursuant to paragraph (f) of Regulation 17g-1.

If you have any questions or comments concerning the enclosed, please contact the undersigned at (617) 672-8119.

Sincerely,

James F. Kirchner

Vice President

Schedule A

Eaton Vance Growth Trust, a series fund consisting of:

•	Eaton Vance All Asset Strategy Fund

(fka Eaton Vance RBA All Asset Strategy Fund)

•	Eaton Vance Atlanta Capital Focused Growth Fund
•	Eaton Vance Atlanta Capital Select Equity Fund
•	Eaton Vance Atlanta Capital SMID-Cap Fund
•	Eaton Vance China Equity Fund

(fka Eaton Vance Greater China Growth Fund)

•	Eaton Vance Equity Strategy Fund

(fka Eaton Vance RBA Equity Strategy Fund)

•	Eaton Vance Focused Growth Opportunities Fund
•	Eaton Vance Focused Value Opportunities Fund
•	Eaton Vance International Small-Cap Fund
•	Eaton Vance Worldwide Health Sciences Fund

Eaton Vance Investment Trust, a series fund consisting of:

•	Eaton Vance National Ultra-Short Municipal Income Fund
•	Eaton Vance National Limited Maturity Municipal Income Fund
•	Eaton Vance New York Municipal Opportunities Fund
•	Eaton Vance Short Duration Municipal Opportunities Fund

Eaton Vance Municipals Trust, a series fund consisting of:

•	Eaton Vance Arizona Municipal Income Fund
•	Eaton Vance California Municipal Opportunities Fund
•	Eaton Vance Connecticut Municipal Income Fund
•	Eaton Vance Georgia Municipal Income Fund
•	Eaton Vance Maryland Municipal Income Fund
•	Eaton Vance Massachusetts Municipal Income Fund
•	Eaton Vance Minnesota Municipal Income Fund
•	Eaton Vance Missouri Municipal Income Fund
•	Eaton Vance Municipal Opportunities Fund
•	Eaton Vance National Municipal Income Fund
•	Eaton Vance New Jersey Municipal Income Fund
•	Eaton Vance New York Municipal Income Fund
•	Eaton Vance North Carolina Municipal Income Fund
•	Eaton Vance Ohio Municipal Income Fund
•	Eaton Vance Oregon Municipal Income Fund
•	Eaton Vance Pennsylvania Municipal Income Fund
•	Eaton Vance South Carolina Municipal Income Fund
•	Eaton Vance Virginia Municipal Income Fund

Eaton Vance Municipals Trust II, a series fund consisting of:

•	Eaton Vance High Yield Municipal Income Fund
•	Parametric TABS Intermediate-Term Municipal Bond Fund
•	Parametric TABS Short-Term Municipal Bond Fund
•	Parametric TABS 5-to-15 Year Laddered Municipal Bond Fund
•	Parametric TABS 1-to-10 Year Laddered Municipal Bond Fund
A-1

Eaton Vance Mutual Funds Trust, a series fund consisting of:

•	Eaton Vance AMT-Free Municipal Income Fund
•	Eaton Vance Emerging and Frontier Countries Equity Fund
•	Eaton Vance Emerging Markets Local Income Fund
•	Eaton Vance Floating-Rate Fund
•	Eaton Vance Floating-Rate Advantage Fund
•	Eaton Vance Floating-Rate & High Income Fund
•	Eaton Vance Global Equity Income Fund

(fka Eaton Vance Tax-Managed Global Dividend Income Fund)

•	Eaton Vance Global Income Builder Fund
•	Eaton Vance Global Macro Absolute Return Fund
•	Eaton Vance Global Macro Absolute Return Advantage Fund
•	Eaton Vance Diversified Currency Income Fund

(fka Eaton Vance Global Sovereign Opportunities Fund)

•	Eaton Vance Government Opportunities Fund
•	Eaton Vance High Income Opportunities Fund
•	Eaton Vance Multi-Asset Credit Fund
•	Eaton Vance Short Duration Government Income Fund
•	Eaton Vance Short Duration High Income Fund
•	Eaton Vance Strategic Income Fund
•	Eaton Vance Stock Fund
•	Eaton Vance Tax-Managed Equity Asset Allocation Fund
•	Eaton Vance Tax-Managed Growth Fund 1.1
•	Eaton Vance Tax-Managed Growth Fund 1.2
•	Eaton Vance Tax-Managed Multi-Cap Growth Fund
•	Eaton Vance Tax-Managed Small-Cap Fund
•	Eaton Vance Tax-Managed Value Fund
•	Eaton Vance Total Return Bond Fund
•	Parametric Commodity Strategy Fund
•	Parametric Emerging Markets Fund
•	Parametric International Equity Fund
•	Parametric Volatility Risk Premium – Defensive Fund

Eaton Vance Series Fund, Inc., a series fund consisting of:

•	Eaton Vance Emerging Markets Debt Opportunities Fund

Eaton Vance Series Trust, a series fund consisting of:

•	Eaton Vance Tax-Managed Growth Fund 1.0

Eaton Vance Series Trust II, a series fund consisting of:

•	Eaton Vance Income Fund of Boston
•	Parametric Tax-Managed Emerging Markets Fund
A-2

Eaton Vance Special Investment Trust, a series fund consisting of:

•	Eaton Vance Balanced Fund
•	Eaton Vance Core Bond Fund
•	Eaton Vance Dividend Builder Fund
•	Eaton Vance Greater India Fund
•	Eaton Vance Growth Fund
•	Eaton Vance Large-Cap Value Fund
•	Eaton Vance Short Duration Inflation-Protected Income Fund
•	Eaton Vance Small-Cap Fund

Eaton Vance Variable Trust, a series fund consisting of:

•	Eaton Vance VT Floating-Rate Income Fund

Eaton Vance California Municipal Bond Fund

Eaton Vance California Municipal Income Trust

Eaton Vance Enhanced Equity Income Fund

Eaton Vance Enhanced Equity Income Fund II

Eaton Vance Floating-Rate Income Trust

Eaton Vance Floating-Rate 2022 Target Term Trust

Eaton Vance High Income 2022 Target Term Trust

Eaton Vance Limited Duration Income Fund

Eaton Vance Municipal Bond Fund

Eaton Vance Municipal Income 2028 Term Trust

Eaton Vance Municipal Income Trust

Eaton Vance National Municipal Opportunities Trust

Eaton Vance New York Municipal Bond Fund

Eaton Vance Risk-Managed Diversified Equity Income Fund

Eaton Vance Senior Floating-Rate Trust

Eaton Vance Senior Income Trust

Eaton Vance Short Duration Diversified Income Fund

Eaton Vance Tax-Advantaged Dividend Income Fund

Eaton Vance Tax-Advantaged Global Dividend Income Fund

Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund

Eaton Vance Tax-Managed Buy-Write Income Fund

Eaton Vance Tax-Managed Buy-Write Opportunities Fund

Eaton Vance Tax-Managed Diversified Equity Income Fund

Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund

Eaton Vance Tax-Managed Global Diversified Equity Income Fund

Core Bond Portfolio

Emerging Markets Local Income Portfolio

Eaton Vance Floating Rate Portfolio

Global Macro Absolute Return Advantage Portfolio

Global Macro Capital Opportunities Portfolio

Global Macro Portfolio

Global Opportunities Portfolio

Greater India Portfolio

High Income Opportunities Portfolio

International Income Portfolio

Senior Debt Portfolio

Short Duration Inflation-Protected Income Portfolio

Stock Portfolio

Tax-Managed Growth Portfolio

Tax-Managed International Equity Portfolio

Tax-Managed Multi-Cap Growth Portfolio

Tax-Managed Small-Cap Portfolio

Tax-Managed Value Portfolio

A-3